Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated September 16, 2005

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on September 16, 2005, entitled "Statoil: Increased costs and delayed start for Snøhvit".

Statoil: Increased costs and delayed start for Snøhvit

A new review of the Snøhvit project’s progress shows that it is necessary to raise the investment estimate and spend more time on finalising the project.

Statoil’s (OSE: STL, NYSE: STO) board of directors and its partners in the Snøhvit licence have been informed about the new investment estimate of NOK 58.3 billion, an increase of NOK 7 billion in relation to the investment estimate that was communicated earlier. Gas production is expected to begin on 1 June 2007 and regular gas deliveries are scheduled to start on 1 December 2007. This is eight months later than previously indicated.

“The Snøhvit project has struggled with problems from the outset, mainly because the project was not sufficiently mature when it was sanctioned in 2001,” says chief executive Helge Lund. “The new review of costs and progress has revealed that control of the project has been insufficient and we have not managed to correct the imbalances in the project quickly enough.”

Statoil is now initiating measures to ensure that this important project is concluded in a safe and effective manner.

In addition to several direct measures in the project, some changes are being made with regard to management and organisation. Responsibility for the project has been transferred to the Technology & Projects business area which is headed by executive vice president Margareth Øvrum. At the same time, Odd Mosbergvik has taken over as project director. Mr Mosbergvik is one of Statoil’s most experienced project managers with long experience from the NCS and major international projects. The project team has also been strengthened to secure the necessary leadership capacity.

The reasons why the investment estimate is now being increased include:

• Delayed engineering
• Quality flaws and delays to modules from continental Europe which in turn led to transfer of work to Melkøya
• Underestimation of the scope of work, particularly within the electrical discipline
• Extra work at Melkøya which prolongs project execution and raises costs in the final stage

“The new review shows that considerably more work remains to be done at Melkøya than was previously estimated,” Mr Lund says. “The large amount of work remaining is surprising, but I feel confident that the measure we are now initiating will mean that the project will be concluded in accordance with the revised plans.”

Mr Lund has taken the initiative to have an independent review carried out of this entire demanding project in order to draw experience from this. It will be carried out after the project is completed so as not to interfere with the finalisation process.

Statoil is working actively to secure alternative sources of supply for the gas customers in Spain and the USA until Snøhvit production is up and running.

“Snøhvit is a pioneering project,” Mr Lund continues. “It is Europe’s first and the world’s most northern LNG plant. “It gives Statoil access to the US gas market and it opens up the Barents Sea as a new oil and gas province. The project’s strategic importance to Statoil remains in place.”

Mr Lund also points out that even after the new cost and progress estimates, Snøhvit is still a profitable project.

The revised estimates for Snøhvit will affect Statoil’s production in 2007. No basis has been found for adjusting the 2007 targets. However, a new plan review will be carried out this autumn and changes, if any, will be communicated in connection with that.

The licensees in Snøhvit are: Statoil with 33.53 per cent, Petoro (30 per cent), Total (18.4 per cent), Gaz de France (12 per cent), Amerada Hess (3.26 per cent) and RWE Dea (2.81 per cent).

Statoil will hold a press conference on Snøhvit at Statoil’s Majorstua office in Oslo today at 09.30 (CET). The address is: Sørkedalsveien 8, entry from Fridtjof Nansens vei.

Contact persons:

Ola Morten Aanestad, vice president for media relations, +47 480 80 2 12 (mobile), + 47 51 99 13 77 (office)
Kristofer Hetland, public affairs manager, +47 905 01 937 (mobile), +47 51 99 47 00 (office)

Mari Thjømøe, senior vice president for investor relations, +47 907 77 824 (mobile), + 47 51 99 77 90 (office)
Geir Bjørnstad, vice president for investor relations in the USA, +1 (203) 570 570 5757 (mobile), +1 (203) 97 86 950 (office).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: September 16, 2005	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer